SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57164Y107
(CUSIP Number)

February 25, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWM Family Enterprises, Inc. 52-1823618
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,797*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,797*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,797
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12.	TYPE OF REPORTING PERSON (see instructions) CO

*

Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 290,402 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; 47,500 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and 744,896 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**

The denominator is based on the 28,218,122 shares of common stock outstanding as of April 22, 2016, as reported on the facing page of the Form 10-Q for the quarterly period ended March 25, 2016, filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWM Family Enterprises, L.P. 52-1821926
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,797*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,797*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,797
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12.	TYPE OF REPORTING PERSON (see instructions) PN

*

Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 290,402 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; 47,500 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and 744,896 shares owned by JWM Family Enterprises, L.P.

**	The denominator is based on the 28,218,122 shares of common stock outstanding as of April 22, 2016, as reported on the facing page of the Form 10-Q for the quarterly period ended March 25, 2016, filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 4 of 6 Pages

This Schedule 13G (this “Schedule 13G”) is being jointly filed by JWM Family Enterprises, Inc. (the “Corporation”) and JWM Family Enterprises, L.P. (the “Limited Partnership” and, together with the Corporation, the “Reporting Persons”). The shares of Common Stock of the Issuer (as defined below) held by the Reporting Persons and reported on this Schedule 13G were previously reported on a Schedule 13D, filed on November 30, 2011, as amended by Amendment No. 1, filed on March 13, 2013, and Amendment No. 2, filed on November 21, 2013 (the “Schedule 13D”), that was jointly filed by the Reporting Persons, J.W. Marriott, Jr., Deborah Marriott Harrison, Estate of Stephen Garff Marriott, John W. Marriott III, Stephen Blake Marriott and David Sheets Marriott. This Schedule 13G supersedes the information contained in the Schedule 13D with respect to the Reporting Persons.

Item 1.

(a)	Name of Issuer Marriott Vacations Worldwide Corporation

(b)	Address of Issuer’s Principal Executive Offices 6649 Westward Boulevard Orlando, FL 32821

Item 2.

(a)	Name of Person Filing This Schedule 13G is being jointly filed by JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P.

(b)	Address of the Principal Business Office or, if none, residence The business address of each Reporting Person is: 9737 Washingtonian Boulevard, Suite 404 Gaithersburg, MD 20878

(c)	Citizenship

	Corporation:	Delaware

	Limited Partnership:	Delaware

(d)	Title of Class of Securities Common Stock, par value $0.01 per share

(e)	CUSIP Number 57164Y107

CUSIP No. 57164Y107	13G	Page 5 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on pages 2 and 3 of this Schedule 13G, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/25/2016
(Date)

JWM Family Enterprises, Inc.

/s/ Jacqueline M. Perry
(Signature)

Jacqueline M. Perry, Treasurer
(Name and Title)

5/25/2016
(Date)

JWM Family Enterprises, L.P.
By: JWM Family Enterprises, Inc.
Its: General Partner

/s/ Jacqueline M. Perry
(Signature)

Jacqueline M. Perry, Treasurer
(Name and Title)

Exhibit 1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executes this Joint Filing Agreement as of this 25th day of May, 2016.

JWM Family Enterprises, Inc.

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer

JWM Family Enterprises, L.P.

By:	JWM Family Enterprises, Inc.
Its:	General Partner

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer